NovaGold Resources Inc.
First Quarter Report February 29, 2004

First Quarter 2004 Report to the Shareholders

NovaGold Resources Inc. (NovaGold or the Company) is pleased to report its financial and operating results for the three month period ended February 29, 2004 together with an update of the Company's activities through the end of April 2004. Details of these results are described in the attached unaudited consolidated financial statements and Management’s Discussion and Analysis.

During the period since NovaGold’s last quarterly report, the Company made several important announcements that management believes will be key components of the Company’s continued rapid growth: the SpectrumGold and Ambler transactions. Both these important transactions are briefly reviewed below as well as a brief synopsis of the progress made on the Company’s other advanced stage projects.

SpectrumGold

On March 30th, 2004, the independent directors of NovaGold and its subsidiary SpectrumGold Inc. (SpectrumGold) announced that they had entered into an agreement to combine the two companies through a plan of arrangement whereby NovaGold would acquire the approximately 44% of the common shares of SpectrumGold it does not currently own by issuing 8.6 million shares to SpectrumGold shareholders. The combination of the companies is anticipated to be finalized in mid-June and is subject to receipt of favourable fairness opinions by the independent directors of each company and a positive vote by the shareholders of SpectrumGold.

Management and the independent directors of both companies believe that this transaction offers significant benefits to each company and their respective shareholders by consolidating their assets into a company with three of the largest undeveloped resources in North America, and one of the strongest growth profiles of any emerging producer. The combined company will have a projected total of production of over 600,000 ounces of gold per year by 2010 from four advanced stage projects: Rock Creek, Nome Gold, Donlin Creek and Galore Creek. First production would occur in 2006 at the Rock Creek project.

The combined assets will include approximately $60 million in cash and a net measured and indicated resource base after all earn-ins of 8.6 million ounces of gold, 47 million ounces of silver, and 4.0 billion pounds of copper and an additional total inferred resource of 8.2 million ounces of gold, 46 million ounces of silver, 2.5 billion pounds of copper and 2.2 billion pounds of zinc.

In addition to a diversified portfolio of world-class mineral properties in the US and Canada, the combination will provide a larger corporate balance sheet to assist project development, enhanced liquidity and a broadened shareholder base, increased institutional investment exposure and reduced administrative and regulatory costs.

Ambler Project

The second major announcement during the period was the signing of a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this precious metal rich, volcanogenic massive sulfide (VMS) property that covers 35,000 acres (14,000 hectares). This project is an ideal fit with our corporate strategy to focus on acquiring high quality, precious metal rich mineral districts where existing resources can be expanded by well executed exploration programs. The most advanced target is the Arctic deposit hosting a historic inferred resource of 36 million tonnes with precious metals grading 0.7 g/t gold and 55 g/t silver and base metals grading 4% copper, 5.5% zinc and 0.8% lead. This estimate was based on 70 wide spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The Arctic deposit ranks among the largest and richest VMS deposits in the world based on total in-situ metal value and in-situ value per tonne. The contained precious metals in this resource total over 817,000 ounces of gold and 62 million ounces of silver, while the base metals total 3.2 billion pounds of copper, 4.2 billion pounds of zinc and 640 million pounds of lead.

NovaGold was successful in obtaining this agreement specifically because of the Company’s success in working

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 1

with local communities, Native Corporations, the State of Alaska government as well as the Federal government agencies to advance projects towards development. NovaGold is planning a budget for an initial an exploration program for this summer focused on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 6,000 foot core drilling program. Management believes that there is excellent potential to expand the existing resources on the project and that the precious metals content in particular may be significantly increased.

Rock Creek Project

The Rock Creek project remains on-track to become the Company’s first producing mine with construction expected to begin in late 2005. The final Feasibility Study has been initiated and project permitting is expected to get underway this summer. With the existing road and power infrastructure in Nome, and the simple open pit mine plan and gravity recovery plant, the Company does not anticipate any material change in capital costs due to recent increases in the prices for steel, fuel and other materials for the project outside the ranges of the original estimates made last fall by independent engineering firm, Norwest Corporation.

As part of the on-going final Feasibility Study, NovaGold will work with independent engineering firm AMEC E&C Limited and geostatistical consultants Strathcona Minerals to design a comprehensive test mining and bulk sample program to use in the final reserve model for the deposit. This bulk sample will further quantify the coarse gold component of the mineralization as estimated with core and rotary drilling. It will also provide additional material to carry out further metallurgical test work to optimize the recovery of gold using gravity methods and will allow the Company to develop the best approaches to grade control and mining method as well as geotechnical parameters for pit slope stability. All of this information will be incorporated into the final Feasibility Study anticipated for completion next fall.

Concurrent with the final Feasibility Study, the Company anticipates initiating the permit process in the second half of 2004. In preparation for mine permitting, NovaGold is collecting baseline environmental studies for the preparation of an Environmental Assessment (EA) document for the project. Based on consultation with the permitting agencies, NovaGold anticipates permit approval by late spring of 2005 with construction to begin immediately thereafter. Based on this timeline, production is targeted to commence by 2006. A budget of $6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek.

Galore Creek Project

During the quarter significant progress was made at the Company's multi-million ounce Galore Creek gold-silver-copper project in Northwestern British Columbia, held through SpectrumGold. The Company recently announced that it had signed several property agreements and staked claims totaling 30,000 hectares (74,000 acres) surrounding the Galore Creek project. These include an agreement with Pioneer Metals Corporation to acquire a 60% interest in the Grace property that directly adjoins the Galore Creek property to the north. The Company also signed agreements with Silver Standard Resources Inc. and Teck-Cominco Limited to acquire a 100% interest in four separate properties in the Galore Creek district. SpectrumGold had previously announced an agreement with Eagle Plains Resources Ltd. to earn up to an 80% interest on the adjoining Copper Canyon property. Management believes that it has now consolidated the core properties in the Galore Creek district. The Company plans to advance all of these properties as part of its overall Galore Creek program.

As part of the current work program, Hatch Engineering, an internationally recognized independent engineering firm, has been retained to complete an updated resource estimate and a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 2

operating costs. The results of this work will be available after the second quarter of 2004 and will guide the subsequent summer and fall field programs. In addition, Rescan Environmental has been engaged to complete baseline environmental data for possible mine site and access corridors as well as lead the Environmental Assessment process.

An updated project resource estimate will be completed in April that will be based on a new geologic model using the historic drilling and the drilling from the Company’s drill campaign last fall. Information gathered in the preparation of this updated resource will also be used to direct a 20,000 meter ($5,000,000) drill campaign planned for the summer and fall of 2004. The Company’s current plan is to identify higher grade open pit portions of the resource within the Galore Creek project area including the nearby Copper Canyon project. The objective of the 2004 exploration program will be to complete the work necessary to complete a Pre-Feasibility Study by second quarter 2005.

The Company has met with many of the important stakeholders on the project including representatives from the Tahltan First Nation, local governments and the provincial government. The project is receiving strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

At the Donlin Creek, Project Placer Dome is advancing the project to a production decision in order to earn an additional 40% interest. Placer Dome currently has a 30% interest in the project. To earn its additional interest in the project as project operator it must spend the next US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year for the first five years, all before November 14, 2007.

The Donlin Creek project continues to move steadily ahead with a final Feasibility Study targeted to begin in the second half of 2004. Permitting is now targeted to begin in the forth quarter of 2004 for a mine construction decision by 2007. On-going engineering studies include detailed pit designs, mill process work, site facilities layout and ongoing environmental monitoring and baseline data gathering in preparation for the start of the mine permitting process. Work on-site has included condemnation drilling of areas proposed for mine facilities, stock pile areas and tailing sites as well as ground water test wells for water balance modeling. Placer Dome has budgeted $8 million (US$6 million) towards development work on Donlin Creek in 2004.

The State of Alaska has allocated and approved US$15 million to upgrade the access road from the Kuskokwim River beginning in 2004 as the first phase of a regional road expansion initiative. The Donlin Creek Joint Venture is working closely with local communities, native corporation land owners, and state and federal governments to develop the mine at Donlin Creek.

Nome Operations

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase a roughly 400 acre block of land from the Company for Phase 1 of the expansion of the Nome Airport. The State of Alaska has allocated and approved money for that purchase and engaged an appraiser to value the land. It is anticipated that an agreement to purchase the Phase 1 land block will be initiated in late 2004. The Port of Nome expansion project is also in the final planning stages and a primary contractor has been selected for construction in 2004. Both the Airport and Port expansion projects are expected to have a favourable impact on the Company’s land and future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the Company. At the Nome Gold project studies are underway to restart operations using a gold

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 3

production facility integrated with the on-going sand-and-gravel operation.

Outlook

NovaGold has planned an ambitious 2004 exploration and development program with over 30,000 meters (100,000 feet) of drilling anticipated on the Company’s advanced stage projects. Of the $22 million budgeted to be invested on NovaGold’s projects for the year, over $10 million of this is anticipated to be expended by the Company’s joint venture partners with all except $5 million of the remaining expenditures anticipated to be covered by the Company’s revenues from its Nome Operations.

We look forward to reporting on further positive developments on the Company’s projects during the coming months. In addition, the Company will continue to evaluate opportunities to acquire high quality exploration properties that show excellent potential for growth.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
April 29, 2004

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 4

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold) is dated April 26, 2004 and provides an analysis of NovaGold’s financial results for the quarter ended February 29, 2004 compared to the same quarter in the previous year. The following information should be read in conjunction with the Company’s February 29, 2004 unaudited consolidated financial statements and related notes, and the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold had $59 million of cash at February 29, 2004, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange and the American Stock Exchange (symbol NG).

Results of Operations

The Company had a net loss of $0.3 million (or $0.01 per share) for its first quarter ended February 29, 2004, compared with a net loss of $1.4 million (or $0.03 per share) for the same quarter in 2003. The decrease in the quarter’s loss was mainly due to an increase in net revenues of $0.5 million and a reduction of foreign exchange losses of $0.5 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.7 million for the first quarter of 2004, compared with $0.2 million in the same period in 2003. The Company completed a number of land sales in the quarter and realized interest income from its cash holdings.

Expenses were $1.1 million for the first quarter 2004 compared with $1.6 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to the increased insurance costs. Professional fees remained relatively the same. A foreign exchange loss of $0.5 million was reported in the first quarter of 2003 which was caused by a strengthening of the Canadian dollar. The Canadian dollar is more stable and a small foreign exchange gain arose in the first quarter of 2004.

Liquidity and Capital Resources

The Company expended $2.9 million on net operating activities during the first quarter 2004 compared to $4.0 million during the first quarter 2003. In both quarters, the majority of the cash flows resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and not restart until late in the spring.

The Company received net proceeds of $3.1 million from the exercise of stock options and warrants in the first quarter 2004 compared to net proceeds of $0.3 million in the first quarter 2003.

The Company expended $1.0 million on investments in mineral properties and capital assets in the first quarter of 2004 compared to $0.3 million in the same quarter of 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the remainder of the year at the Rock Creek project, the Company anticipates undertaking new studies on the potential of developing a mine at the property.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 5

Selected Financial Data

Annual Information
Fiscal years ended November 30, 2003, 2002 and 2001, in $000’s except per share amounts:

	2003	2002	2001
	$	$	$

Net revenues	1,259	2,082	2,531
Expenses and other	(8,212)	(5,539)	(3,025)
Loss for the year	(6,953)	(3,457)	(494)
Loss per share – basic and diluted	(0.14)	(0.10)	(0.02)
Expenditures on mineral properties and
related deferred costs (1)
USA	5,877	13,872	3,435
Canada	2,682	92	(146)
Total assets	99,958	52,723	17,960
Total long term financial liabilities	(655)	(1,496)	(2,713)
Minority interest	(9,130)	-	-
(1) expenditures on mineral properties and related deferred costs are net of recoveries and option payments

Quarterly Information
In $000’s except per share amounts. for the fiscal quarters ended:

	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02	8/31/02	5/31/02
	$	$	$	$	$	$	$	$

Net revenues	816	545	359	129	226	344	563	208
Loss for the quarter	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)	(810)	(2,237)
Loss per share -
basic and diluted	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)	(0.02)	(0.06)
Expenditures on mineral
properties and related
deferred costs (1)
USA	480	2,916	1,942	781	238	6,429	4,619	2,340
Canada	437	(109)	2,745	24	22	0	1	87
(1) expenditures on mineral properties and related deferred costs are net of recoveries and option payments.

The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company’s quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, conse-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 6

quently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At February 29, 2004, the Company’s aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and which may be easily liquidated.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs
In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

NOVAGOLD RESOURCES INC.QUARTERLY REPORT 2004 - 7

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the quarter ended February 29, 2004, no stock options were granted.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Gold Price Volatility
The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Outlook

The Company is focused on advancing its exploration and development program on its existing properties. The Company plans to spend at least $12 million during 2004 on these properties. At the Galore Creek property the Company plans to expend at least $5 million completing both an updated geologic model and resource estimate and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resources, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. At the Rock Creek property the Company anticipates spending US$5 million in 2004 on baseline studies, in-fill drilling and a bulk sample, and work leading to a possible production decision in 2005. At the Nome Gold property the Company anticipates undertaking new studies in 2004 at a cost not to exceed US$0.5 million on the potential of developing a mine at the property.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 8

In March and April 2004, the Company’s controlled subsidiary, SpectrumGold Inc. (SpectrumGold) signed several property agreements to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties and a 60% interest in the Grace property, all located in the Liard Mining District, British Columbia. Also in March 2004, the Company signed an agreement to acquire 51% interest in the Ambler property in Alaska. The Company is currently developing budgets for expenditures on these new properties.

On March 30, 2004, the Company announced that it had entered into an agreement with SpectrumGold under which their businesses would be combined and the Company would acquire, through a plan of arrangement, all of the approximately 44% of the common shares of SpectrumGold not currently held by the Company. Under the plan of arrangement, the Company will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) would be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. The completion of the transaction is subject to regulatory and SpectrumGold shareholder approval and to satisfactory receipt of fairness opinions and a valuation. The combination will provide the following advantages to the shareholders of both companies:

  A diversified portfolio of world-class mineral properties in the US and Canada.
  Larger corporate balance sheet to assist project development.
  Enhanced liquidity and broadened shareholder base.
  Increased institutional investment exposure through the larger market capitalization.
  A single company focus, and reduced administrative and regulatory costs.

The total costs of this transaction are anticipated to be $1.0 million whether or not the transaction completes.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 9

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars

	February 29, 2004 (unaudited) $	November 30, 2003 (unaudited) $

Assets
Current assets
Cash and cash equivalents	58,989	59,747
Restricted cash	54	54
Accounts receivable	415	189
Amounts receivable from related party	13	13
Inventory - other	101	99
Deposits and prepaid amounts	770	733
	60,342	60,835

Officer loan receivable	215	215
Land	1,757	1,683
Property, plant and equipment	690	660
Mineral properties and related deferred costs (note 2)	37,247	36,330
Investments	504	130
Reclamation deposit	105	105
	100,860	99,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,761	4,775
Loan payable	200	200
Provision for reclamation costs	1,136	1,136
	4,097	6,111

Deferred tenant inducements	113	119
Provision for reclamation costs	536	536
Minority interest	9,237	9,130
	13,983	15,896
Shareholders’ equity
Share capital (note 3)	160,584	157,475
Contributed surplus	820	820
Stock-based compensation	23	23
Deficit	(74,550)	(74,256)
	86,877	84,062
	100,860	99,958
Nature of operations (note 1)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director

Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 10

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars Three Months Ended

	February 29, 2004 (unaudited) $	February 28, 2003 (unaudited) $

Revenue
Land, gravel, gold and other revenue	379	197
Interest income	368	80
	747	277

Cost of sales	12	51
	735	226

Expenses and other
Corporate development and communication	130	193
Foreign exchange (gain) loss	(33)	467
General and administrative	517	210
Mineral property recovery in excess of costs	(69)	-
Professional fees	139	137
Wages and benefits	409	579
	1,093	1,586

Minority interest	64	-

Loss for the period	(294)	(1,360)
Deficit - Beginning of period	(74,256)	(67,303)
Deficit - End of period	(75,550)	(68,663)

Loss per share
Basic and diluted	(0.01)	(0.03)

Weighted average number of shares	53,281,145	42,543,926

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 11

Consolidated Statement of Cash Flows - Unaudited

	in thousands of Canadian dollars Three Months Ended

	February 29, 2004 (unaudited) $	February 28, 2003 (unaudited) $

Cash provided by (used by)
Operating activities
Net loss earnings for the period	(294)	(1,360)
Items not affecting cash
Foreign exchange (gain) loss	(33)	467
Amortization	47	39
Mineral property recovery in excess of cost	(69)	-
Minority interest	(64)	-
	(413)	(854)

Net change in non-cash working capital
Increase in amounts receivable, deposits
and prepaid amounts	(263)	(377)
Increase inventory	(2)	-
Decrease in accounts payable and accrued liabilities	(2,217)	(3,593)
	(2,895)	(4,824)

Financing activities
Proceeds from issuance of common shares - net	3,109	314

Investing activities
Investments	(180)	-
Acquisition of property, plant and equipment	(83)	(42)
Expenditures on land improvements	(74)	-
Expenditures on mineral properties and related deferred costs - net	(1,042)	(260)
Increase in accounts payable and accrued liabilities	374	-
	(1,005)	(302)

Effect of exchange rate on cash and cash equivalents	33	(467)
Increase in cash and cash equivalents during the period	(758)	(5,279)
Cash and cash equivalents - Beginning of the period	59,747	20,387
Cash and cash equivalents - End of the period	58,989	15,108

Supplemental disclosure
Mineral property recovery in excess of cost	69	-
Shares received from option agreement	125	-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 12

Notes to Consolidated Statements - Unaudited

1. Nature of operations and basis of presentation

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

These consolidated financial statements include the accounts of NovaGold Resources Inc., its controlled subsidiary, SpectrumGold Inc. (SpectrumGold) and its material wholly owned subsidiaries, Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2003 Annual Report and have been consistently followed in the preparation of these financial statements except that the Company during this fiscal year has adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. There was no expense recognised during this quarter as no stock options were granted. Accordingly, these financial statements should be read in conjunction with the Company’s 2003 Annual Report.

2. Mineral properties and related deferred costs

For the three months ended February 29, 2004: in thousands of Canadian dollars

	Balance November 30, 2003 $	Expenditures $	Option receipt $	Balance February 29, 2004 $

Alaska, USA
Donlin Creek	17,419	2	-	17,421
Rock Creek	8,695	593	-	9,288
Shotgun	4,281	-	(125)	4,156
Nome Gold	142	9	-	151
Other	181	1	-	182

Yukon and British Columbia, Canada [1]
Galore Creek	3,019	316	-	3,335
Brewery Creek	1,127	13	-	1,140
Copper Canyon	1	87	-	88
Harlan	33	2	-	35
Klondike	1,386	19	-	1,405
McQuesten	5	-	-	5
Sprogge	38	-	-	38
Other	3	-	-	3
	36,330	1,042	(125)	37,247
1 The properties in the Yukon and British Columbia are held by SpectrumGold.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 13

3. Share capital

Authorized
100,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Ascribed
Issuance of common shares	Shares	value
		$

Balance at November 30, 2003	53,026,814	157,475
Issued in quarter
For cash pursuant to option agreements	358,500	1,304
For cash pursuant to warrant agreements	297,902	1,805

Balance at February 29, 2004	53,684,216	160,584

4. Stock options

For the period ended February 29, 2004 the Company did not grant stock options.

5. Segmented information

The Company’s revenues and cost of sales from external tions located in Alaska. The Company’s exploration assets customers are generated from one reportable operating are located in the United States and Canada and the geo-segment, sales from land, gravel and gold from its opera- graphical breakdown is shown in note 2.

6. Subsequent events

Subsequent to February 29, 2004:

a)

SpectrumGold signed several property agreements and issued shares to acquire 100% interests in the Jack, Sphaler Creek, Paydirt and Copper Canyon properties in the Liard Mining District, British Columbia.

b)

SpectrumGold signed an agreement with Pioneer Metals Corporation (Pioneer Metals) to acquire a 60% interest in the Grace property in the Liard Mining District, British Columbia. Under the agreement, SpectrumGold is committed to spend a minimum of $1 million over two years, and in order to earn its interest it must spend a total of $5 million over five years on exploration expenditures.

c)
The Company signed an agreement with Kennecott Exploration Company and Kennecott Arctic Company (collectively, Kennecott) to acquire a 51% interest in the Ambler property in Alaska. Under the agreement, the Company can earn 51% interest in the project by matching Kennecott’s expenditures on the property totalling US$20 million before 2016. During the first five years the Company must spend a minimum of

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 14

US$5 million and during the second phase the Company must spend the balance of the earn-in funds and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate.
d)
On March 30, 2004, the Company announced that it had entered into an agreement with SpectrumGold under which their businesses would be combined and the Company would acquire, through a plan of arrangement, all of the approximately 44% of the common shares of SpectrumGold not currently held by the Company. Under the plan of arrangement, the Company will acquire all of the 11,600,000 publicly held common shares of SpectrumGold (14,200,000 fully diluted, including warrants, options and potential property payments) and each SpectrumGold shareholder (other than NovaGold) would be entitled to receive 1.0 common share of NovaGold for every 1.35 SpectrumGold shares held. Shareholders of SpectrumGold would receive in total approximately 8,600,000 (10,500,000 fully diluted) common shares of the Company representing 13.7% (16.2% fully diluted) of the total 62,700,000 (64,700,000 fully diluted) common shares of NovaGold that would then be outstanding. The completion of the transaction is subject to regulatory and SpectrumGold shareholder approval and to satisfactory receipt of fairness opinions and a valuation.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 15

Corporate Information

Officers	Legal Counsel	Registrar and Transfer Agent

Rick Van Nieuwenhuyse, M.Sc.	Patterson Palmer	Computershare Trust Company
President & CEO	Halifax, Nova Scotia	Halifax, Nova Scotia

Doug Brown, B.Sc., M.Sc.	Dorsey & Whitney	Headquarters
Vice President, Business	Seattle, Washington
Development		Suite 3454, Four Bentall Centre
	Auditors	1055 Dunsmuir Street
Greg S. Johnson, B.Sc. Honors		P.O. Box 49215
Vice President, Corporate	PricewaterhouseCoopers LLP	Vancouver, British Columbia V7X 1K8
Development and Communications	Vancouver, British Columbia
Tel: (604) 669-6227
Fax: (604) 669-6272
R.J. (Don) MacDonald, C.A.	Directors
Senior Vice President & CFO		Toll Free Tel: 1 (866) 669-6227
	George Brack	info@novagold.net
Joe R. Piekenbrock, M.Sc.	North Vancouver, British Columbia	Website: www.novagold.net
Vice President, Exploration
	Gerald McConnell	Nome Operations
Janice A. Stairs	Kings County, Nova Scotia
Corporate Secretary		P.O. Box 640
	Cole McFarland	Nome, Alaska 99762-0640
Bankers	Fallbrook, California	Doug Nicholson
Nome Operations Manager
TD Canada Trust	Clynton Nauman
Bank of Montreal	Blaine, Washington	Tel: (907) 443-5272
Fax: (907) 443-5274
Stock Listing	James Philip, C.A.
Coquitlam, British Columbia
American & Toronto Stock Exchanges
Common shares: Symbol NG	Rick Van Nieuwenhuyse
Warrants (TSX): Symbol NG.WT	Los Gatos, California

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